                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               SCHEDULE 14D-1/A

Tender Offer Statement Pursuant to Section 14(D)(1) of the Securities Exchange
                                  Act of 1934

                               (Amendment No. 1)

                        SHELTER COMPONENTS CORPORATION
                      (Name of Subject Company [Issuer])

                             SCC ACQUISITION CORP.
                         a wholly owned subsidiary of
                                  KEVCO, INC.
                                   (Bidders)

                    Common Stock, $.01 Par Value Per Share
                        (Title of Class of Securities)

                                   822835104
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                Jerry E. Kimmel
                            Chairman of the Board,
                     President and Chief Executive Officer
                                  Kevco, Inc.
                              University Centre I
                      1300 S. University Drive, Suite 200
                           Fort Worth, Texas  76107
                                (817) 332-2758

 (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
                   and Communications on Behalf of Bidders)

                                With a copy to:

                                Richard Tucker
                             Jackson Walker L.L.P.
                          777 Main Street, Suite 1800
                           Fort Worth, Texas  76102
                                (817) 334-7200
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         This Amendment No. 1 to the Schedule 14D-1 relates to a tender offer by
SCC Acquisition Corp., a Delaware corporation (the "Offeror") and wholly-owned subsidiary of Kevco, Inc., a Texas corporation (the "Parent"), to purchase all outstanding shares of common stock, par value $.01 per share, of Shelter Components Corporation, an Indiana corporation (the "Company"), (the "Shares"), at a purchase price of $17.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on October 28, 1997. The purpose of this Amendment No. 1 is to amend and supplement Items 4, 6, 10 and 11 of the Schedule 14D-1 as described below.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Parts (a) and (b) of Item 4 of the Schedule 14D-1 are hereby amended and supplemented by the addition of the following:

         On November 21, 1997, the Company announced the pricing of its $105,000,000 principal amount 10 3/8% Senior Subordinated Notes due 2007, the proceeds of which shall be used (with funds to be borrowed under a Senior Credit Facility for which Parent has previously received a commitment letter from NationsBank of Texas, N.A.) to consummate the Offer.

ITEM 6.  INTEREST IN SECURITIES.

         Item 6 is hereby amended and supplemented by the addition of the following:

         Based on information provided by the Depositary, at 5:00 p.m., New York City time, on November 20, 1997, approximately 2,395,887 Shares were validly tendered and not withdrawn pursuant to the Offer.

ITEM 10. ADDITIONAL INFORMATION.

         Part (c) of Item 10 is hereby amended and supplemented by the addition of the following:

         Early termination of the waiting period required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976 was granted effective on November 7, 1997.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 of the Schedule 14D-1 is hereby amended and supplemented by the addition of the following, which is attached hereto as an Exhibit:

(a)(10)   Press Release issued by Parent on November 21, 1997.
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                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      Kevco, Inc.


                                      By: /s/ ELLIS L. McKINLEY, JR.
                                          --------------------------------------
                                          Ellis L. McKinley, Jr., Vice President
                                                and Chief Financial Officer




                                     SCC Acquisition Corp.

                                      By: /s/ ELLIS L. McKINLEY, JR.
                                          --------------------------------------
                                          Ellis L. McKinley, Jr., Vice President
                                                       and Treasurer




Dated: November 21, 1997